UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number:  0-22639

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ]Transition Report on Form N-SAR For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

 Unique Casual Restaurants, Inc.
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 Full Name of Registrant


--------------------------------------------------------------------------------
 Former Name if Applicable


 One Corporate Place, 55 Ferncroft Road
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 Address of Principal Executive Office (Street and Number)


 Danvers, Massachusetts  01923
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 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was formed on May 27, 1997 as a spin-off entity from DAKA International, Inc. Certain resources, including personnel and records, are no longer available as a result of the spin-off. Further, in connection with the spin-off, personnel levels were reduced, particularly at corporate headquarters, creating delays in the preparation of the Annual Report on Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Donald C. Moore            508                   774-6606   ext.1103
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         (Name)                  (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The following is the text of a press release issued by Unique Casual Restaurants, Inc. on September 17, 1997 with respect to operating results for fiscal 1997.



                UNIQUE CASUAL RESTAURANTS, INC. REPORTS PRO FORMA
                               FISCAL 1997 RESULTS

      Danvers, Massachusetts, September 17, 1997 -- Unique Casual Restaurants, Inc. (NASDAQ:UNIQ) ("Unique") reported a combined net loss for its fiscal year ended June 29, 1997 of $44.6 million, or $3.90 per share, compared with a combined net loss a year ago of $5.7 million, or $0.50 per share. Results for the current year were negatively impacted by Impairment and Other Charges totaling $21.7 million, or $1.75 per share net of tax. Prior year results include Impairment and Merger Costs of $5.9 million or $0.48 per share net of tax.

      Unique was formed as a spin-off entity from DAKA International, Inc. ("DAKA") on July 17, 1997 in connection with the tender offer by Compass PLC, through its wholly-owned subsidiary Compass Holdings, Inc., to purchase all of the common stock of DAKA. Immediately prior to consummation of the tender, DAKA contributed its restaurant businesses and certain other assets and liabilities to Unique, then a wholly-owned subsidiary of DAKA. DAKA then distributed its shares in Unique to the shareholders of DAKA in the ratio of one share of Unique common stock for each share of DAKA common stock held by such shareholders.

      William H. Baumhauer, Chairman and Chief Executive Officer of Unique stated, "Although the magnitude of the charges taken in fiscal 1997 were significant and our results of operations, exclusive of such charges, were negative, we believe these results should not be unexpected to those who have followed the progress of DAKA over this past fiscal year. By virtue of the tender offer, Unique has been formed as an essentially debt free company with significant net equity and with restaurant operations which we believe will generate modest profits and strong cash flows in fiscal 1998. In conjunction with the formation of Unique our overhead has been dramatically reduced from historical levels. The decisions reached to exit certain Fuddruckers and to essentially eliminate our Specialty Concepts segment were difficult to make, but should strengthen our overall financial position and results of operations as we begin our new existence."

      At September 17, 1997, Unique operates or franchises over 250 restaurants with systemwide sales of approximately $340 million. Its primary business is its Fuddruckers and Champps Americana casual dining restaurant operations.

      For purposes of financial reporting, Unique's financial statements have been prepared as if it had been a stand alone entity for all periods presented. Unique's results of operations, as presented in the accompanying table, include allocations and estimates of certain expenses, including corporate accounting, tax, cash management, information technology, legal, risk management, purchasing and human resources, historically provided to the Company by DAKA.

      Unique also reported a pro forma balance sheet at June 29, 1997 reflecting the net contribution of certain assets and liabilities of DAKA and certain costs and accruals relating to the tender offer as if the tender offer had been consummated at such date. The pro forma balance sheet reflects a net contribution of assets of approximately $21.4 million, and pro forma net equity of approximately $101 million before any purchase price adjustments payable by Unique to Compass PLC. Such purchase price adjustments are to be calculated pursuant to provisions contained in the Post-Closing Covenants Agreement entered into by and between Unique, DAKA and Compass (among others). Management currently estimates these adjustments will be approximately $10 million; although such amount is subject to further calculation and negotiation which have not been completed at this time. There can be no assurance that the ultimate amount of the purchase price adjustments as finally determined will not differ from Management's estimate and such difference could be material.

      The Impairment and Other Charges taken in the fiscal year ended June 29, 1997 resulted primarily from three related events. These were: the sale of DAKA, which resulted in non-recurring transaction costs and other accruals to be absorbed by Unique; the curtailment of activities within the Specialty Concepts segment; and decisions reached as a result of the formation of the Company to exit certain under-performing Fuddruckers restaurants in fiscal 1998. Management believes the charges taken with respect to the Specialty Concepts and Fuddruckers segments will help position the Company to be profitable in the future.

      Included in the Impairment Charges taken in 1997 were $7.1 million associated with the curtailment of activities within Unique's Specialty Concepts segment. This segment historically consisted of French Quarter Coffee Company, The Great Bagel and Coffee Company ("Great Bagel and Coffee") and operations of certain non-traditional locations within Home Depot. Exclusive of the Impairment Charges, this segment reported losses of $3.5 million in fiscal 1997. Subsequent to year end, operations in the non-traditional locations have been terminated. For fiscal 1998, Unique expects this segment to consist only of the Great Bagel and Coffee business and to be immaterial to the consolidated results of operations of Unique.

      The Company reported the following with respect to its segment results in fiscal 1997:

      Fuddruckers -- Revenues grew 4.6% in 1997 compared with the prior year reflecting the opening of six new restaurants in 1997 and the impact of a full year of operations of 26 restaurants opened in fiscal 1996. Same store sales were down 6.6 % for the year, but improved in the fourth quarter. The Company anticipates closing or franchising up to 15 of its Company-owned locations over the next 12 months and does not anticipate opening any new Company-owned
Fuddruckers in fiscal 1998. Franchisees are expected to open 10 to 15 new restaurants in fiscal 1998.

      Champps -- Revenues grew 39% in 1997 compared with the prior year, driven by the opening of two new units in 1997 and the impact of a full year of operation of six units opened in fiscal 1996 offset by the sale of one unit in the fourth quarter of fiscal 1996. Same store sales were up 1% for the year. At year end, there were three Company-owned Champps under construction and the Company anticipates opening five to six Champps restaurants in fiscal 1998.

      Selling, general and administrative costs for the Company as a whole, exclusive of impairment and other charges, were $38.7 million in the current year, or 19% of revenues, compared with $24.2 million, or 13% of revenues last year. However, the Company does not believe these amounts are representative of the costs expected to be incurred now that the Company is a stand alone business operating only in the restaurant segment. The Company anticipates selling, general and administrative costs for fiscal 1998 will approximate 7% to 8% of total revenues, although such expenses in the first half of fiscal 1998 may be higher than these levels as the Company completes its transition away from DAKA. Marketing costs for fiscal 1998 are estimated to approximate 2% of revenues.

      Unique owns Fuddruckers, Inc., which operates or franchises 202 Fuddruckers restaurants in the United States, Canada, Australia and the Middle East; Champps Entertainment, Inc., which operates or franchises 24 Champps Americana restaurants in select markets coast to coast; and Great Bagel and Coffee, which operates or franchises 31 locations, principally in the western part of the United States.

      Statements made in this press release include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements including uncertainties regarding the effectiveness of initiatives to lower selling, general and administrative expenses, to improve operations within the core businesses and the Company's ability to open new restaurants or exit existing restaurants consistent with its plans. Information on significant potential risks and uncertainties that may cause such differences include, but are not limited to, those mentioned in the Company's filings with the Securities and Exchange Commission, including its Form 10 for the period ended March 29, 1997.

                         Unique Casual Restaurants, Inc.
                        Pro Forma Combined Balance Sheet
                                  June 29, 1997
                             (Dollars in thousands)

                                                            Net
                                                        Contributed    Combined
                                           Historical      Assets       Assets
Assets:
   Total current assets ..............      $ 15,969      $ 16,309      $ 32,278
   Other assets ......................       110,088         5,064       115,152
                                            --------      --------      --------
     Total assets ....................      $126,057      $ 21,373      $147,430
                                            ========      ========      ========

Liabilities:
   Total current liabilities .........        30,621                      30,621
   Other liabilities .................        16,038                      16,038
                                            --------                    --------
     Total liabilities ...............        46,659                      46,659
                                            --------                    --------
Stockholders' equity .................        79,398        21,373       100,771
                                            --------      --------      --------
     Total liabilities & equity ......      $126,057      $ 21,373      $147,430
                                            ========      ========      ========

                         Unique Casual Restaurants, Inc.
                   Pro Forma Combined Statements of Operations
               Fiscal Years Ended June 29, 1997 and June 29, 1996
                (Dollars in thousands, except per share amounts)

                                                      June 29,        June 29,
                                                        1997            1996
                                                        ----            ----
Revenues:
   Sales .......................................      $ 200,741       $ 176,050
   Franchising and royalty income ..............          5,143           7,705
                                                      ---------       ---------
     Total .....................................        205,884         183,755
                                                      ---------       ---------
Costs and expenses:
   Cost of sales and operating expenses ........        178,638         148,155
   Selling, general and administrative
     expenses ..................................         38,741          24,181
   Depreciation and amortization ...............         14,729          12,136
   Impairment and other charges ................         21,671           3,026
   Merger costs ................................           --             2,900
   Interest expense ............................            744             641
   Interest income .............................           (252)           (353)
                                                      ---------       ---------
     Total .....................................        254,271         190,686
                                                      ---------       ---------
Income (loss) before income taxes
   (benefit) and minority interests ............        (48,387)         (6,931)
Income tax expense (benefit) ...................         (3,721)           (536)
Minority interests .............................            (62)           (725)
                                                      ---------       ---------
Net income (loss) ..............................      $ (44,604)      $  (5,670)
                                                      =========       =========

Pro forma loss per share .......................      $   (3.90)      $   (0.50)
Pro forma weighted average common
   shares outstanding ..........................         11,425          11,405


                         Unique Casual Restaurants, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 26, 1996     By:/s/Donald C. Moore
                                   ------------------
                                   Donald C. Moore
                                   Senior Vice President, Chief Financial
                                   Officer and Treasurer
                                   (Principle Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.